UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica informs about the composition of its Committees.	2

TELEFÓNICA, S.A. ("Telefónica"), in accordance with the provisions of stock market legislation, communicates the following:

OTHER RELEVANT INFORMATION

The Board of Directors of Telefónica, at its meeting held today, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, unanimously adopted the following resolutions in relation to the composition of its Committees:

•To appoint the Independent Director Mr. César Mascaraque Alonso, as Member of the Executive Commission and Member of the Nominating, Compensation and Corporate Governance Committee.

•To appoint the Independent Director Mr. Alejandro Reynal Ample, as Member of the Audit and Control Committee.

Madrid, November 26, 2025.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 26, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors